"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

[redacted]
04010407

04 MAR -9 AM 7:21

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22544431
Ellen W. Ronæss, Shareholder Service, Tel.: +47 22544430

Date: 3 March 2004

SUPPL

ORK – Trade subject to notification - option exercise

On 2 March 2004, in connection with its option programme for management staff, Orkla exercised 16,000 options, 12,000 of which were exercised at a strike price of 157 and 4,000 at a strike price of 160.

After these transactions, Orkla owns 7,704,183 Orkla shares. A total of 2,024,500 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

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